

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

<u>MAIL STOP 3561</u>

January 9, 2009

Michael J. McKelvey, Ph. D.
Chief Executive Officer
eResearch Technology, Inc.
30 South 17th Street
Philadelphia, PA 19103

      Re: **eResearch Technology, Inc.**
                        Form 10-K for fiscal year ended December 31, 2007
                        Filed March 7, 2008
                        File No. 000-29100

Dear Dr. McKelvey:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                          Sincerely,

                                          John Reynolds
                                          Assistant Director